

July 29, 2011

<u>Via E-mail</u>
Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

      Re: Acquired Sales Corp.
             Preliminary Revised Information Statement on Schedule 14C
             Filed July 26, 2011
             File No. 000-52520

Dear Mr. Jacobs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director